MAIL STOP 03-06
	December 7, 2004

Elias Vamvakas, Chief Executive Officer
OccuLogix, Inc.
2600 Skymark Drive, Unit 9, Suite 201
Mississauga, Ontario
Canada L4W 5B2


	RE:	OccuLogix, Inc.
		Registration Statement on Form S-1, Amendment No. 4 Commission File No. 333-118204
		Filed on December 6, 2004

Dear Mr. Vamvakas:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the price range of the offered stock has been revised from between $8 and $10 to between $10 and $12. We also note that you disclosed for the first time that John Cornish has been your vice president of operations since September 2004 and a director from April 1997 until September 2004. Please explain in writing why you failed to disclose this information regarding Mr. Cornish in previous filings with us. Where your disclosure refers to Mr. Cornish (in the
"Use of Proceeds" and "Certain Relationships" sections, for example), identify him as a former director. We note that you also disclose for the first time the extent to which the proceeds will be used to pay related parties. Confirm that you will recirculate given these material changes to the disclosure and the changes required by the comments below. Since we have issued a number of comments throughout the examination process in this area, we remind you to fully and accurately disclose transactions regarding all affiliates and interested parties.
2. We note in the "Use of Proceeds" section you state that Apheresis
Technologies receives "a 5% surcharge, based on cost of commercial products sold, on all products we sell." In the "Certain Relationships" section, you state that you have agreed to "pay 5% of our cost of components of the RHEO System." Revise to reconcile the disclosure, and expand the "Certain Relationships" disclosure to state how much you have paid to Apheresis Technologies pursuant to this agreement since 2002. Also expand the "Certain Relationships" section to discuss in that section all related party transactions and amounts paid to Mr. Cornish and/or Apheresis for all purposes and pursuant to all agreements over the past three years.

Summary Historical and Pro Forma Consolidated Financial Data -
Page
8.
3. We are unable to reconcile to the amounts presented for cash, working capital, long-term debt and total liabilities in the pro forma as adjusted column. Please include footnotes to the table to disclose all transactions reflected in the pro forma as adjusted balance sheet amounts.

Business - Page 46
4. We note that Apheresis Technologies was spun off from you and has been managed by Mr. Cornish. Please describe the terms of the spin-off transaction and its business purpose. Describe the main assets
Apheresis had when it was spun off. Disclose any liabilities you assumed during this transaction and any arrangements you made with respect to its operations and/or cost sharing with the company.

Facilities - Page 66
5. Expand to disclose whether TLC Vision continues to have any ownership interest in the property described in the first paragraph and, if so, explain.
6. Expand to identify the "clinical trial personnel" that are housed in Florida. Briefly describe the facility.

Management - Page 71
7. We note that Mr. Cornish is currently working as the president of
Apheresis Technology and as your Vice President of Operations.
Please disclose the amount of time he spends on Apheresis
Technology`s business and yours.

Employment Agreements - Page 77
8. Please describe your employment agreement with John Cornish and file it as an exhibit. In addition, describe in detail any other compensation arrangements with Mr. Cornish. We note that Mr. Cornish, through Apheresis Technology, collects a 5% surcharge on all products you sell; that he receives from you, as reimbursement,
80%
of the salary and benefits he is supposed to get from Apheresis Technology, which amount to $100,000; and that he received 80,000 options for unspecified services.
9. Disclose the material terms of consulting agreements you entered into with other parties. We note, for example, agreements with Richard Davis and Sue Howard.

Certain Relationships and Related Party Transactions - Page 84
10. Please describe in much more detail the arrangement you made with
Rheogenx Biosciences Corporation. Disclose the role Rheogenx and you will undertake in developing non-ophthalmic use of RHEO System, the ownership of any newly developed technology, and how the costs and profits will be shared. File any agreements as exhibits.

Principal and Selling Stockholders - Page 85
11. We note your response to prior comment 7. Please state in the prospectus that none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.
12. Given that Mr. Cornish is an officer and was a director for years, the shares beneficially owned by him and his family members should be included under the "Directors, Officers and 5% Stockholders" section, rather than the "Other Selling Stockholders."

Unaudited Pro Forma Consolidated Financial Statements - Page F-52
13. Your use of the terms "future income taxes recoverable",
"future
tax liability" and "future tax income" are not consistent with
SFAS
109 and may be confusing to investors.  Do these amounts represent an
income tax benefit and a deferred tax liability? Please revise to use terms that are consistent with SFAS 109.
14. In addition, please address the following relating to your income
tax adjustments:
* As it appears that you are recording a deferred tax liability at the date the Reorganization is consummated, please explain why the company would reflect a tax benefit in its pro forma statements of operations. Cite the guidance in SFAS 109 on which you based your accounting.
* Explain why the offset to the tax liability described on page F-
58
has been allocated to goodwill on the pro forma balance sheet.
15. Notwithstanding the previous comment, tell us why given the company`s history of losses you believe it would be appropriate to reflect any tax benefit on the pro forma statements of operations. Address why such an adjustment would be factually supportable.
16. As applicable, revise the appropriate sections of the filing to address these comments, including the summary historical and pro forma consolidated financial data on page 8.


*   *   *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dennis Hult at (202) 942-2812 or Martin
James,
Senior Assistant Chief Accountant, at (202) 942-1984 if you have questions regarding comments on the financial statements and related matters. Please contact S. Richard Lee at (202) 942-2854 or the undersigned at (202) 942-1880 with any other questions.


				Sincerely,



				Peggy Fisher
				Assistant Director

cc: 	Andrew J. Beck, Esq.
	Torys LLP
	(fax: 212-682-0200)

	Marjorie Sybul Adams, Esq.
	Piper Rudnick LLP
	(fax: 212-884-8517)
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OccuLogix, Inc.
December 7, 2004
Page 5